787 Seventh Avenue

New York, NY 10019-6099

Tel: 212 728 8000

Fax: 212 728 8111

October 6, 2020

VIA EDGAR

Sally Samuel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:      SA BlackRock Multi-Factor 70/30 Portfolio, a series of SunAmerica Series Trust Post-Effective Amendment No. 119 under the Securities Act of 1933 and Amendment No. 120 under the Investment Company Act of 1940 to Registration Statement on Form N-1A

(File Nos. 033-52742 and 811-07238)

Dear Ms. Samuel:

On behalf of SA BlackRock Multi-Factor 70/30 Portfolio (the "Portfolio"), a series of SunAmerica Series Trust (the "Registrant"), this letter responds to comments provided by the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "Commission") on August 28, 2020 regarding Post-Effective Amendment No. 119 to the Portfolio's Registration Statement on Form N-1A (the "Registration Statement") under the Securities Act of 1933, as amended, and Amendment No. 120 under the Investment Company Act of 1940, as amended (the "1940 Act"), which was filed with the Commission on July 24, 2020.

The Staff's comments, which are set forth below in italicized text, have been summarized to the best of our understanding. We have discussed the Staff's comments with representatives of the Registrant. The Registrant's responses to the Staff's comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. A Post- Effective Amendment to the Registration Statement (the "Amendment"), which reflects changes made in response to the Staff's comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

I.GENERAL

Comment No. 1: Please file your response to the Staff's comments on Edgar no later than five business days prior to the effective date of the filing to give the Staff adequate time to review the Registrant's response.

Response No. 1: The Registrant will seek to respond as requested.

N E W Y O R K W A S H I N G T O N H O U S T O N P A L O A L T O C H I C A G O P A R I S L O N D O N F R A N K F U R T B R U S S E L S M I L A N R O M E

October 6, 2020

Comment No. 2: Please note that where a comment is made in one section of the Registration Statement, such comment is applicable to all other such disclosures in the Registration Statement.

Response No. 2: The Registrant submits that comments to the Registration Statement will be addressed consistently throughout the Registration Statement to the extent applicable.

Comment No. 3: We remind you that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response No. 3: The Registrant acknowledges the Staff's comment.

II.PROSPECTUS

Comment No. 4: In the subsection of the Prospectus entitled "Portfolio Summary: SA BlackRock Multi-Factor 70/30 Portfolio – Fees and Expenses of the Portfolio," please revise the disclosure in footnote no. 3 to clarify that any recoupment will not cause the Portfolio's total annual fund operating expenses, after the recoupment is taken into account, to exceed such limits.

Response No. 4: The Registrant respectfully declines to make the requested change, as it believes that the current disclosure with respect to recoupment payments is clear.

Comment No. 5: In the subsection of the Prospectus entitled "Portfolio Summary: SA BlackRock Multi-Factor 70/30 Portfolio – Fees and Expenses of the Portfolio – Expense Example," the second sentence states that "[t]he Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods." Please revise the phrase "redeem all of your shares" to "redeem or hold all of your shares."

Response No. 5: The Registrant notes that Item 3; Instruction 4(f) of Form N-1A requires that a registrant "include the second 1-, 3-, 5-, and 10-year periods and related narrative explanation only if a sales charge (load) or other fee is charged upon redemption." (Emphasis added). The Registrant submits that the Portfolio does not impose such sales charge or redemption fee, and therefore, it is not required to include the requested additional line in the expense example or related narrative explanation. Accordingly, the Registrant respectfully declines to make the requested change.

Comment No. 6: In the third paragraph of the subsection of the Prospectus entitled "Portfolio Summary: SA BlackRock Multi-Factor 70/30 Portfolio – Principal Investment Strategies of the Portfolio," please explain the term "momentum" in plain English. In addition, please add disclosure in Item 9 explaining how the Factor Rotation model is implemented and how each factor is weighed and evaluated.

October 6, 2020

Response No. 6: The Registrant has revised the second sentence of the third paragraph of the above- referenced subsection to read as follows (additions bolded and underlined): "The proprietary model uses five commonly-used equity style factors (momentum (i.e., whether a company's share price is trending up or down), quality, value, size and minimum volatility) and dynamically allocates the factors, emphasizing those factors that the subadviser believes have the strongest near-term return prospects."

The Registrant submits that it has fully disclosed the investment strategies associated with the Factor Rotation model.

Comment No. 7: In the seventh paragraph of the subsection of the Prospectus entitled "Portfolio Summary: SA BlackRock Multi-Factor 70/30 Portfolio – Principal Investment Strategies of the Portfolio," please explain the Portfolio's balancing strategy in plain English. The average investor does not know what credit spread risk is. Please define it.

Response No. 7: The Registrant has revised the seventh paragraph of the above-referenced subsection to read as follows (additions bolded and underlined; deletions in strikethrough text):

"The Portfolio seeks to balance interest rate and credit spread risk. Interest rate risk is the risk that the value of the Portfolio's fixed income securities will decline because of rising interest rates. Credit spread risk is the risk that credit spreads (i.e., the difference in yield between securities that is due to differences in their credit quality) may increase when the market believes that bonds generally have a greater risk of default. The Portfolio will balance these risks by investing in a portfolio of fixed income securities that in the aggregate has approximately equal exposure to credit spread risk and interest rate risk.~~, which are measured by the~~ The subadviser determines the interest rate risk and credit spread risk of the portfolio of fixed income securities by measuring ~~as~~ the volatility of a security's returns ~~of a security~~ associated with changes in the security's credit spread or changes in interest rates. The Portfolio will adjust the allocation among its underlying securities to maintain ~~this~~the equal risk exposure for the portfolio of fixed income securities and may, when necessary, take long positions in U.S. Treasury bonds or short positions in U.S. Treasury futures to do so. ~~The subadviser will determine the aggregate credit spread risk and interest rate risk of the portfolio of fixed income securities.~~"

Comment No. 8: The penultimate paragraph of the subsection of the Prospectus entitled "Portfolio Summary: SA BlackRock Multi-Factor 70/30 Portfolio – Principal Investment Strategies of the Portfolio" discusses the Portfolio's risk management parameters. Please describe the Portfolio's risk management parameters in greater detail in Item 9.

Response No. 8: The Registrant submits that it has fully disclosed the investment strategies associated with the Portfolio's risk management parameters.

October 6, 2020

Comment No. 9: If the Portfolio will engage in short sales as a principal investment strategy, please

(i)add disclosure that the Portfolio will engage in short sales in the subsection of the Prospectus entitled "Portfolio Summary: SA BlackRock Multi-Factor 70/30 Portfolio

– Principal Investment Strategies of the Portfolio" and (ii) list short sales as a principal risk of the Portfolio in the subsection of the Prospectus entitled "Portfolio Summary: SA BlackRock Multi-Factor 70/30 Portfolio – Principal Risks of Investing in the Portfolio" and in Item 9.

Response No. 9: The Registrant submits that the Portfolio will not engage in short sales as a principal investment strategy.

Comment No. 10: In the subsection entitled "Portfolio Summary: SA BlackRock Multi-Factor 70/30 Portfolio – Principal Risks of Investing in the Portfolio," please add Brexit Risk if there will be significant investments in the United Kingdom.

Response No. 10: The Registrant submits that the Portfolio does not intend to invest a significant portion of its assets in securities or instruments from the United Kingdom, and therefore, risks associated with Brexit are not principal risks with respect to the Portfolio.

Comment No. 11: The subsection of the Prospectus entitled "Portfolio Summary: SA BlackRock Multi- Factor 70/30 Portfolio – Principal Risks of Investing in the Portfolio – Foreign Investment Risk" references emerging market countries. The Staff notes that investing in emerging market countries is not mentioned as a principal investment strategy of the Portfolio. If it is a principal investment strategy of the Portfolio, please indicate as such and add a corresponding risk factor.

Response No. 11: The Registrant submits that investing in emerging market countries is not a principal investment strategy of the Portfolio.

Comment No. 12: Please confirm that the discussion of the use of derivatives is tailored specifically to how the Portfolio expects to be managed. Similarly, with respect to the discussion of risks related to the use of derivatives by the Portfolio, the disclosure should not be of generic risks associated with each derivative type. See letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Response No. 12: The Registrant has reviewed the disclosure contained in the Prospectus regarding the Portfolio's proposed use of derivative instruments and the related risks and has revised the subsection entitled "Portfolio Summary: SA BlackRock Multi-Factor 70/30 Portfolio – Principal Risks of Investing in the Portfolio" to read as follows (additions bolded and underlined; deletions in strikethrough text):

"Derivatives Risk. A derivative is any financial instrument whose value is based on, and determined by, another security, index, rate or benchmark (i.e., stock options, futures, caps, floors, etc.). ~~To the extent a derivative contract is used to hedge another~~

October 6, 2020

~~position in the Portfolio, the Portfolio will be exposed to the risks associated with hedging described below. To the extent an option, futures contract, swap, or other derivative is used to enhance return, rather than as a hedge, the Portfolio will be directly exposed to the risks of the contract.~~ Unfavorable changes in the value of the underlying security, index, rate or benchmark may cause sudden losses. Gains or losses from the Portfolio's use of derivatives may be substantially greater than the amount of the Portfolio's investment. Derivatives are also associated with various other risks, including market risk, leverage risk, hedging risk, counterparty risk, illiquidity risk and interest rate fluctuations risk. The primary risks associated with the Portfolio's use of derivatives are market risk~~,~~ and counterparty risk ~~and hedging risk~~."

In addition, the Registrant has revised the subsection entitled "Glossary – Risk Terminology" to read as follows (additions bolded and underlined; deletions in strikethrough text):

"Derivatives Risk. A derivative is any financial instrument whose value is based on, and determined by, another security, index or benchmark (e.g., stock options, futures, caps, floors, etc.). In recent years, derivative instruments have become increasingly important in the field of finance. Futures ~~and options~~ are traded on different exchanges~~. Forward contracts, swaps, and many different types of options are regularly traded outside of exchanges by financial institutions in what are termed "over the counter" markets. Other more specialized derivative instruments, such as structured notes, may be part of a public offering. To the extent a derivative is used to hedge another position in the Portfolio, the Portfolio will be exposed to the risks associated with hedging described below. To the extent an option, futures contract, swap or other derivative is used to enhance return, rather than as a hedge, the Portfolio will be directly exposed to the risks of the contract~~. Unfavorable changes in the value of the underlying security, index, rate or benchmark may cause sudden losses. Gains or losses from the Portfolio's use of derivatives may be substantially greater than the amount of the Portfolio's investment. Derivatives are also associated with various other risks, including market risk, leverage risk, hedging risk, counterparty risk, illiquidity risk and interest rate fluctuations risk. The primary risks associated with the Portfolio's use of derivatives are market risk~~,~~ and counterparty risk ~~and hedging risk~~.

The Portfolio is subject to legal requirements, applicable to all mutual funds, that are designed to reduce the effects of any leverage created by the use of derivative instruments. Under these requirements, the Portfolio must set aside liquid assets (referred to sometimes as "asset segregation"), or engage in other measures, while the derivatives instruments are held. Generally, under current law, the Portfolio must set aside liquid assets equal to the full notional value for derivative contracts that are not contractually required to "cash-settle." For derivative contracts that are contractually required to cash-settle, the Portfolio generally only needs to set aside liquid assets in an amount equal to the Portfolio's daily marked-to-market net obligation rather than

October 6, 2020

the contract's full notional value. The Portfolio reserves the right to alter its asset segregation policies in the future to comply with changes in the law or interpretations thereunder.

Recent legislation calls for a new regulatory framework for the derivatives markets. The extent and impact of new regulations are not yet known and may not be known for some time. New regulations may make the use of derivatives by funds more costly, may limit the availability of certain types of derivatives, and may otherwise adversely affect the value or performance of derivatives used by the Portfolio. In addition, the SEC has proposed a new rule that would change the regulation of the use of derivatives by registered investment companies, such as the Portfolio. If the proposed rule takes effect, it could limit the ability of the Portfolio to invest in derivatives."

Comment No. 13: The Staff notes that "Hedging Risk" is listed as a principal risk of the Portfolio in the subsection of the Prospectus entitled "Portfolio Summary: SA BlackRock Multi- Factor 70/30 Portfolio – Principal Risks of Investing in the Portfolio." In the subsection of the Prospectus entitled "Portfolio Summary: SA BlackRock Multi- Factor 70/30 Portfolio – Principal Investment Strategies of the Portfolio," please add disclosure that the Portfolio will engage in hedging strategies. If the Portfolio will not engage in hedging strategies, please delete the risk factor.

Response No. 13: The Registrant submits that "Hedging Risk" is not a principal risk of the Portfolio and therefore has deleted the risk factor.

Comment No. 14: Please consider whether the Portfolio's disclosures, including its risk disclosures, should be revised based on the COVID-19 pandemic and its impact on the Portfolio and its investments.

Response No. 14: The Registrant has added the following disclosure to "Market Risk" in the Prospectus:

"The coronavirus pandemic and the related governmental and public responses have had and may continue to have an impact on the Portfolio's investments and net asset value and have led and may continue to lead to increased market volatility and the potential for illiquidity in certain classes of securities and sectors of the market. Preventative or protective actions that governments may take in respect of pandemic or epidemic diseases may result in periods of business disruption, business closures, inability to obtain raw materials, supplies and component parts, and reduced or disrupted operations for the issuers in which the Portfolio invests. Government intervention in markets may impact interest rates, market volatility and security pricing. The occurrence, reoccurrence and pendency of such diseases could adversely affect the economies (including through changes in business activity and increased unemployment) and financial markets either in specific countries or worldwide."

October 6, 2020

Comment No. 15: The Staff notes that "Country, Sector or Industry Focus Risk" is listed as a principal risk of the Portfolio in the subsection of the Prospectus entitled "Portfolio Summary: SA BlackRock Multi-Factor 70/30 Portfolio – Principal Risks of Investing in the Portfolio." In the subsection of the Prospectus entitled "Portfolio Summary: SA BlackRock Multi-Factor 70/30 Portfolio – Principal Investment Strategies of the Portfolio," please add disclosure regarding the countries, sectors and/or industries in which the Portfolio intends to focus its investments in. If none, please delete this risk factor.

Response No. 15: The Registrant submits that "Country, Sector or Industry Focus Risk" is not a principal risk of the Portfolio and therefore has deleted the risk factor.

Comment No. 16: The Staff notes that "Active Trading Risk" is listed as a principal risk of the Portfolio in the subsection of the Prospectus entitled "Portfolio Summary: SA BlackRock Multi- Factor 70/30 Portfolio – Principal Risks of Investing in the Portfolio." In the subsection of the Prospectus entitled "Portfolio Summary: SA BlackRock Multi- Factor 70/30 Portfolio – Principal Investment Strategies of the Portfolio," please add disclosure that the Portfolio will engage in active and frequent trading if it is a principal strategy of the Portfolio.

Response No. 16: The Registrant has added the following sentence to the section entitled "Portfolio Summary: SA BlackRock Multi-Factor 70/30 Portfolio – Principal Investment Strategies of the Portfolio": "The subadviser may engage in frequent and active trading of portfolio securities to achieve the Portfolio's investment goals."

Comment No. 17: In the subsection of the Prospectus entitled "Portfolio Summary: SA BlackRock Multi-Factor 70/30 Portfolio – Performance Information," please identify the appropriate broad-based securities market index that the Portfolio will compare its performance against. The Staff notes that the Blended Index is not a satisfactory primary benchmark.

Response No. 17: The Registrant submits that the MSCI World Index will be the appropriate broad- based securities index against which the Portfolio will compare its performance. It has added the following sentence to the above-referenced subsection: "The Portfolio will compare its performance to that of the MSCI World Index and the Blended Index."

Comment No. 18: In the subsection of the Prospectus entitled "Portfolio Summary: SA BlackRock Multi-Factor 70/30 Portfolio – Performance Information – Investment Adviser," please identify the month and year each Portfolio Manager began serving as a portfolio manager of the Portfolio.

Response No. 18: In the column entitled "Portfolio Manager of the Portfolio Since" in the table of the above-referenced subsection, the Registrant has revised the information to read as follows for each portfolio manager: "October 2020."

October 6, 2020

Comment No. 19: Please revise the Item 9 disclosure in the section of the Prospectus entitled "Additional Information About the Portfolio's Investment Strategies and Investment Risks." Form N-1A provides that the principal investment strategies and risks required by Item 4 in the summary should be based on the information given in response to Item 9. Accordingly, please describe the Portfolio's principal investment strategies and risks in the Item 9 disclosure. See June 2014 Guidance regarding mutual fund enhanced disclosure.

Response No. 19: The Registrant has revised the above-referenced section. Please see Exhibit A attached hereto.

Comment No. 20: Please review the subsection of the Prospectus entitled "Investment Glossary – Investment Terms" and revise it to include only terms relating to the Portfolio's principal investments and related risks (e.g., certain types of equity securities, such as convertible preferred stock and preferred stock, and privately placed and restricted securities). Investors may find it confusing to see terms in the Investment Glossary that are not part of the Portfolio's strategies or risks.

Response No. 20: The Registrant has reviewed the above-referenced subsection and has revised it as follows:

"Equity securities" has been revised to delete the reference to convertible bonds. In addition, the bullet entitled "Convertible securities" has been revised to add the following disclosure: "A convertible security is only considered an equity security if the exercise price of the convertible security is less than the fair market value of the security issuable upon conversion of such convertible security."

"Fixed income securities" has been revised to delete the disclosure with respect to agency discount notes, asset-backed securities, municipal securities and zero-coupon bonds, deferred interest bonds and PIK bonds.

Comment No. 21: In the subsection of the Prospectus entitled "Glossary – Investment Terms – Equity Securities – Convertible Securities," please clarify that convertible securities are considered equity securities only to the extent that they are in the money at the time of investment. Investors may find it confusing that convertible securities are listed as a sub-category of equity securities.

Response No. 21: Please see Response No. 20.

Comment No. 22: The Staff notes that the risk factor disclosure in the subsection of the Prospectus entitled "Glossary – Risk Terminology" is virtually identical to the disclosure contained in the summary. Item 4 is supposed to be a summary of the detailed risk disclosure in response to Item 9. When the disclosure is virtually identical, the Portfolio has not followed the layered disclosure regime adopted by the SEC for Form N-1A. Please revise.

October 6, 2020

Response No. 22: The Registrant submits that, where appropriate, it has already included additional disclosure in response to Item 9 and that the risk factor disclosure in this subsection fully discloses the principal risks of investing in the Portfolio. Accordingly, the Registrant respectfully declines to make additional changes.

Comment No. 23: In the subsection of the Prospectus entitled "Management – Information about the Investment Adviser and Manager – Waivers and Reimbursements," please explain the terms of the Expense Limitation Agreement in greater detail, including the fees waived and/or limited under such agreement. In addition, please disclose that any recoupment will not cause the Portfolio's total annual fund operating expenses, after the recoupment is taken into account, to exceed such limits.

Response No. 23: The Registrant has revised the above-referenced subsection by adding the following disclosure: "Pursuant to an Expense Limitation Agreement, SunAmerica has contractually agreed to waive its fees and/or reimburse expenses to the extent that the Total Annual Portfolio Operating Expenses exceed 0.51% and 0.76% of the average daily net assets of the Portfolio's Class 1 and Class 3 shares, respectively." In addition, please see Response No. 4.

III.STATEMENT OF ADDITIONAL INFORMATION ("SAI")

Comment No. 24: The Staff notes that "LIBOR Risk" is included in the SAI. Please consider whether the Portfolio's investments, payment obligations or financing terms are tied to a floating rate such as LIBOR such that a related risk factor should be included as a principal risk of the Portfolio in the Prospectus.

Response No. 24: The Registrant submits that the expected discontinuation of LIBOR is not a principal risk of the Portfolio.

Comment No. 25: Please revise the sixth sentence of the notation paragraph with respect to fundamental investment restriction number 1 in the section of the SAI entitled "Investment Restrictions" to clarify that the investment restrictions will be interpreted to permit the Portfolio to engage in trading practices and investments that may be considered to be borrowings to the extent consistent with the 1940 Act and SEC and Staff interpretive positions and guidance. Please also revise the last sentence to clarify that such practices and investments that may involve leverage but are not considered to be borrowings are not subject to the restriction to the extent consistent with applicable SEC and Staff interpretive positions and guidance.

Response No. 25: The Registrant has revised the sixth sentence in the above-referenced paragraph to read as follows (additions bolded and underlined): "The investment restriction will be interpreted to permit the Portfolio to engage in trading practices and investments that may be considered to be borrowings to the extent consistent with the 1940 Act and applicable SEC and SEC staff interpretive positions and guidance."

October 6, 2020

In addition, the Registrant has revised the last sentence of the above-referenced paragraph to read as follows (additions bolded and underlined): "Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the restriction to the extent consistent with applicable SEC and SEC staff interpretive positions and guidance."

Comment No. 26: Please revise the notation paragraph with respect to fundamental investment restriction number 5 in the section of the SAI entitled "Investment Restrictions" to clarify that the limitations imposed by the Liquidity Rule are ongoing and not determined solely at the time of investment.

Response No. 26: The Registrant has revised the fourth sentence of the above-referenced paragraph to read as follows (additions bolded and underlined; deletions in strikethrough text): "To the extent that investments in real estate are considered illiquid, the Liquidity Rule limits the Portfolio's acquisition of any illiquid investment, if ~~immediately after the acquisition~~at any time, the Portfolio would have invested more than 15% of its net assets in illiquid investments that are assets."

* * * * * * * * * *

Please do not hesitate to contact me at (212) 728-8037 if you have comments or if you require additional information regarding the Portfolio.

Respectfully submitted,

/s/ Stacey P. Ruiz Stacey P. Ruiz

cc:Katherine D. Fuentes, Esq., SunAmerica Asset Management, LLC Christopher J. Tafone, Esq., SunAmerica Asset Management, LLC Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

Exhibit A

The Portfolio's investment goals are to seek capital appreciation and income. The Portfolio attempts to achieve its investment goals by investing in a combination of equity and fixed income securities. Under normal circumstances, the Portfolio intends to invest approximately 70% of its assets in equity securities and approximately 30% of its assets in fixed income securities, although the Portfolio's allocation to equity securities may range from approximately 60%-80% of its assets and its allocation to fixed income securities may range from approximately 20%-40% of its assets. The Portfolio may obtain exposure to equity and fixed income securities by investing all or a portion of its assets in exchange-traded funds ("ETFs"), including ETFs affiliated with the Portfolio's subadviser.

The equity securities in which the Portfolio intends to invest, or obtain exposure to through investments in ETFs, include common stock, preferred stock, depositary receipts, rights and warrants. The equity securities in which the Portfolio intends to invest, or obtain exposure to, may be those of U.S. or foreign issuers and may be denominated in U.S. dollars or foreign currencies.

The subadviser utilizes a proprietary Factor Rotation model to select the equity securities for the Portfolio. The proprietary model uses five commonly-used equity style factors (momentum (i.e., whether a company's share price is trending up or down), quality, value, size and minimum volatility) and dynamically allocates the factors, emphasizing those factors that the subadviser believes have the strongest near-term return prospects.

The eligible universe of securities that are part of the model includes U.S. and non-U.S. listed common stock of large- and mid-capitalization companies, although the Portfolio may invest in companies of any market capitalization. The model begins with an equal-weighted allocation across the five equity style factors. The model then incorporates information about the current economic cycle as well as the valuations and recent trends for each factor to compare the relative attractiveness of each factor and to guide the portfolio to tilt into favorable factors and away from unfavorable factors in pursuit of incremental returns. The model may allocate a maximum of 35% of the equity portion of the Portfolio's assets in securities solely assigned to any single style factor but this allocation may fluctuate and exceed 35% due to market movement.

The model allows for a company to be included under more than one of the five equity style factors rather than being solely assigned to a single style factor. The Portfolio will hold equity securities of those companies that fall into at least one of the five equity style factors. The subadviser implements buy and sell decisions for Portfolio securities based on model rebalances, which generally occur monthly, to reflect current views of the style factor exposures for each security and the relative attractiveness of each style factor.

The fixed income securities in which the Portfolio intends to invest, or obtain exposure to through investments in ETFs, include U.S. corporate debt instruments, mortgage-backed securities and U.S. government securities. The Portfolio may invest in, or obtain exposure to, fixed income securities that are rated investment grade. The Portfolio may also invest up to 15% of its net assets in, or obtain exposure to, below investment grade (commonly referred to as high-yield or "junk" bonds). The Portfolio may invest in, or obtain exposure to, fixed income securities of any maturity or duration.

The Portfolio seeks to balance interest rate and credit spread risk. Interest rate risk is the risk that the value of the Portfolio's fixed income securities will decline because of rising interest rates. Credit spread risk is the risk that credit spreads (i.e., the difference in yield between securities that is due to differences in their credit quality) may increase when the market believes that bonds generally have a greater risk of default. The Portfolio will balance these risks by investing in a portfolio of fixed income securities that in the aggregate has approximately equal exposure to credit spread risk and interest rate risk. The subadviser determines the interest rate risk and credit spread risk of the portfolio of fixed income securities by measuring the volatility of a security's returns associated with changes in the security's credit spread or changes in interest rates. The Portfolio will adjust the allocation among its underlying securities to maintain the equal risk exposure for the portfolio of fixed income securities and may, when necessary, take long positions in U.S. Treasury bonds or short positions in U.S. Treasury futures to do so.

The Portfolio places an emphasis on managing risk relative to its benchmark index, which is comprised of the following: 70% MSCI World Index and 30% Bloomberg Barclays U.S. Aggregate Bond Index (the "Blended Index"). To manage the Portfolio's risk relative to the Blended Index, the subadviser intends to dynamically adjust the Portfolio's exposure by making passive index investments through the use of ETFs, if required by the Portfolio's risk management parameters. These risk management parameters include restrictions designed to limit how far the Portfolio's expected returns are permitted to deviate from those of the Blended Index. Such restrictions may result in the Portfolio having returns that track the Blended Index more consistently and more closely than would otherwise be the case. These restrictions may prevent a significant deviation from the returns of the Blended Index, but may also limit the Portfolio's ability to outperform the returns of the Blended Index.

The subadviser may, in its discretion, make changes to its techniques or investment approach, including adjusting or changing the Factor Rotation model, from time to time. In addition, the subadviser may engage in frequent and active trading of portfolio securities to achieve the Portfolio's investment goals. ~~The Portfolio employs certain risk management restrictions designed to limit how far the Portfolio's returns are permitted to deviate from those of its blended index. In particular, these risk management restrictions employ a methodology that measures the amount by which the expected performance of the Portfolio may differ from that of the blended index. The subadviser may from time to time be required to make certain investments that will more closely align the expected returns of the Portfolio with the expected returns of the blended index. These restrictions may limit the Portfolio's ability to outperform the returns of its respective blended index.~~